September 5, 2019

Robert B. Kay
Chief Executive Officer
iBio, Inc.
600 Madison Avenue, Suite 1601
New York, NY 10022-1737

       Re: iBio, Inc.
           Registration Statement on Form S-1
           Filed August 28, 2019
           File No. 333-233504

Dear Mr. Kay:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Christine Westbrook at 202-551-5019 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance
cc:    Andrew Abramowitz, Esq.